UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2007

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-25042

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Young Broadcasting Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Young Broadcasting Inc.

599 Lexington Avenue

New York, New York  10022

Young Broadcasting Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

Young Broadcasting Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Young Broadcasting Inc. 401(k) Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Eisner LLP

New York, New York

July 8, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

Young Broadcasting Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Young Broadcasting Inc. 401(k) Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
New York, New York
June 26, 2007

Young Broadcasting Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2007		2006
Assets
Investments, at fair value:
PIMCO Total Return	$3,529,885	*	$3,294,777	*
AIM Large Cap Growth–Investor	6,987,001	*	6,052,114	*
Invesco 500 Index Trust	6,911,560	*	5,974,337	*
Invesco Stable Value Trust	6,471,102	*	6,325,388	*
AIM Charter	—		1,125,654
AIM Capital Development	8,068,470	*	7,749,737	*
AIM Basic Balanced (AIM Balanced)	—		1,783,604
T Rowe Price Retirement Income	451,673		472,250
T Rowe Price Retirement 2010	2,891,640	*	1,405,247
T Rowe Price Retirement 2020	2,574,746		2,093,898
T Rowe Price Retirement 2030	1,047,134		741,549
T Rowe Price Retirement 2040	826,897		622,051
T Rowe Price Real Estate	93,796		—
Alger Small Cap Growth	320,783		—
American Century Income and Growth	—		3,673,688	*
American Funds EuroPacific	4,398,132	*	3,527,164	*
American Beacon Large Cap Value	4,013,528	*	—
Columbia Small Cap Value II	145,119		—
Oppenheimer Global	4,965,847	*	4,664,820	*
Young Broadcasting Inc. Common Stock	1,565,065		2,884,543	*
Participant loans	1,043,101		1,116,229
	56,305,479		53,507,050

Employee contributions receivable	285,435		138,399
Employer contributions receivable	398,166		411,702
Net assets available for benefits, at fair value	56,989,080		54,057,151
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	45,351		138,000
Net assets available for benefits	$57,034,431		$54,195,151

* - Exceeds 5% of the Plan Net Assets Available for Benefits at the respective balance sheet dates.

See accompanying notes to financial statements.

Young Broadcasting Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended
	2007	2006
Additions to net assets attributable to:
Employee contributions	$4,272,413	$4,357,800
Employer contributions	1,935,337	1,820,799
Rollovers	208,643	53,815
Total contributions	6,416,393	6,232,414

Investment income:
Interest and dividend income	2,693,856	2,267,927
Net (depreciation) appreciation in fair value of investments	(945,487)	3,449,611
Net investment income	1,748,369	5,717,538
Total additions	8,164,762	11,949,952

Deductions from net assets attributed to:
Benefits paid directly to participants	(5,282,518)	(5,256,098)
Administrative expenses	(42,964)	(43,586)
Total deductions	(5,325,482)	(5,299,684)

Net increase	2,839,280	6,650,268
Net assets available for benefits at beginning of year	54,195,151	47,544,883
Net assets available for benefits at end of year	$57,034,431	$54,195,151

See accompanying notes to financial statements.

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The Young Broadcasting Inc. 401(k) Plan (the “Plan”) is a defined contribution plan which provides retirement benefits for all eligible employees, as defined, of Young Broadcasting Inc. and subsidiaries (collectively, the “Company” or the “Plan Sponsor”). Any withdrawals by terminated employees have been included in the benefits paid directly to participants on the Statements of Changes in Net Assets Available for Benefits.  The Plan Sponsor has appointed the Retirement Plan Committee as the Plan’s administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An employee is eligible to participate in the Plan if they are at least 21 years old and has completed at least 1,000 hours of service in a twelve month period.

The Plan participants may make pre-tax contributions from their salaries of up to 75% of eligible compensation subject to a limitation. Participant pre-tax contributions are subject to the limitations of Internal Revenue Code (the “Code”) Section 402(g) of $15,500 and $15,000 for the years ended 2007 and 2006, respectively. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Plan currently provides the Company the option to make annual contributions to the Plan in the form of cash or employer securities or a combination thereof.  Effective January 1, 2006, the employer matching contribution was equal to 100% of employee pre-tax contributions, up to 3% of participant compensation and then 50% of employee pre-tax contributions, from 3% to 5% of participants compensation.  All employer matching contributions for 2007 and 2006 were made in the form of the Company’s common stock.

Prior to January 1, 2006, vesting in employer matching contributions and discretionary contributions was at a rate of 20% per year after two years of service, as defined in the Plan.  Effective January 1, 2006, employer matching contributions are considered fully vested immediately when allocated to the participant accounts.  Additionally, participants who were employed on January 1, 2006 became 100% vested on this date in their matching contribution account balances that existed as of December 31, 2005, provided (1) the participants were not represented by a union, or (2) were union-represented employees whose collective bargaining agreement required the participants to receive matching contributions.  Loans and limited withdrawals during employment are permitted under certain conditions provided for by the Plan and subject to ERISA rules.

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon termination of employment, participants forfeit their nonvested balances after they receive distributions of their vested benefits. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. There were no amounts in the forfeiture balance as of December 31, 2007 and 2006, respectively.  There were no forfeitures used to reduce employer matching contributions for 2007.  Forfeitures used to reduce employer matching contributions in 2006 were approximately $67,000.

Participants’ vested account balances are payable no later than retirement. The normal retirement age under the Plan is 65. Payments are permitted prior to that age in the case of termination of employment for any reason.

The Plan includes a loan provision whereby active Plan participants may generally borrow up to a maximum of 50% of their vested account balance except from their employer matching contribution account, not to exceed $50,000. Amounts borrowed must be repaid with interest through regular payroll deductions over a period not to exceed five years for periodically occurring loans and thirty years for loans used to purchase a primary residence. The interest rate is determined by the Retirement Plan Committee. The interest rates on outstanding loans at December 31, 2007 and 2006 ranged from 5.0% to 11.49% and 5.0% to 11.50%, respectively.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings are based on participant  account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description and Plan agreement.

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained and the financial statements are prepared on the accrual basis.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan investments are stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities for which market quotes are readily available are valued at market value which is determined by using the last reported sales price or, if no sales are reported and in the case of certain securities traded over-the-counter, the mean between the last reported bid and asked prices. All other securities and assets, including any restricted securities, are valued at fair value, except to the extent as noted below with respect to loans. The Plan’s investment in Invesco Stable Value Trust which invests substantially all of its assets in investments that are fully benefit responsive investment contracts, which are valued at contract value. (Note 3) Gain or loss on sale of investments and the change in the fair value of investments are reflected in the statements of changes in net assets available for benefits as net depreciation / appreciation in fair value of investments.

Loans are valued at their outstanding principal balances, which approximate fair value.

3. Investments

The Plan offers participants a directed investment program whereby each investment opportunity offers the participant a different investment strategy. Contributions received may be invested in specified funds. The Plan also permits participants to invest in the Company’s common stock.  ERISA limits participants’ investments in the Company’s common stock to a maximum of 10% of their total contributions.

Effective January 2, 2007, the Plan added the following fund options to its investment selections:

New Fund
Alger Small Cap Growth Fund
American Beacon Large Cap Value Fund
Columbia Small Cap Value II Fund
T. Rowe Price Real Estate Fund

Additionally, effective January 2, 2007, the following three funds were removed from the investment selections and mapped to either existing or new fund options:

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Old Fund Option	New Fund Option
AIM Basic Balanced Fund	T. Rowe Price Retirement 2010 Fund (existing fund)
AIM Charter Fund	INVESCO 500 Index Trust (existing fund)
American Century Income & Growth Fund	American Beacon Large Cap Value Fund (new effective January 2, 2007)

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are identified on the Statement of Net Assets Available for Benefits.

During 2007 and 2006, the Plan’s investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Net (Depreciation) Appreciation in Fair Value of Investments
	2007	2006

Registered Investment Companies	$1,726,797	$3,351,402
Young Broadcasting Inc. Common Stock	(2,672,284)	98,209
	$(945,487)	$3,449,611

A portion of the Plan’s investments are in the Invesco Stable Value Trust (the “Trust”) created, managed, and maintained by Invesco National Trust Company.  Each investee in the Trust has an undivided interest in its underlying assets.  As of December 31, 2007, the Plan’s interest relative to the underlying assets of the Trust was approximately 0.116%.

The Trust is invested in guaranteed investment contracts (“GIC”) and synthetic guaranteed investment contracts (Synthetic “GICs”) issued by insurance companies and banks, and other issuers.  These instruments are intended to maintain a constant net asset value while permitting participant-initiated benefit responsive withdrawals for certain events.  Under Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined-Contribution, Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by the current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts is determined by the Invesco National Trust Company based on the change in the present value of the contract’s expected cash flows, discounted at current market rates.  Investment contracts may have elements of risk due to lack of a secondary market and resale restriction which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

The following tables present the value of the investment and net change in the fair value of the Fund as of December 31, 2007 and for the year then ended:

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Statement of Assets and Liabilities

(in thousands except units and per-unit value)

December 31,
2007
Assets
Investments (at fair value)	$5,591,772
Interest receivable	1,062
Receivable from units issued	7,323

Total assets	5,600,157

Liabilities
Payable for units redeemed	16,763
Investment management fees payable	57
Other accrued expenses	35

Total liabilities	16,855

Net assets at fair value	5,583,302

Adjustment from fair value to contract value for fully benefit responsive investments contracts	39,188

Net assets	$5,622,490

Net asset value per unit	$1.00

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Statement of Operations and Changes in Net Assets

(in thousands)

Year Ended
December 31, 2007
Investment income
Total investment income	$275,029
Total expenses	5,291

Net investment income	269,738

Distribution to unit holders
Net investment income	(269,738)

Unit transactions:
Proceeds from units issued	2,113,037
Dividends reinvested	269,729
Cost of units redeemed	(3,061,353)

Decrease in net assets from unit transactions	(678,587)

Net assets
Decrease during period	(678,587)
Beginning of period	6,301,077

End of period	$5,622,490

There were no reserves against contract value for credit risk of the contract issuer or otherwise.  Actual ratio of crediting rate to investments (at fair value) was 4.27% for the year ended December 31, 2007.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, alter, or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code.  In the event of Plan termination, participants become 100% vested in their non-vested account balances, if any, as required by law.

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2007 stating that the Plan, as amended and restated on December 30, 2005, is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation.  Pursuant to, and as required by, the determination letter by the Internal Revenue Service, the Plan Sponsor adopted an amendment to the Plan on May 17, 2007, effective as of December 30, 2005.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Sponsor has indicated that it will take whatever steps necessary to ensure that the Plan continues to be eligible for tax-qualified status under the Code.  The plan administrator believes that the Plan is currently designed in compliance with the applicable requirements of the Code.  The Plan is intended to be operated in accordance with those requirements.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

However, the Company has identified certain errors in the manner in which the Plan was administered during several earlier Plan years.  Therefore, in order to ensure that the Plan continues to be eligible for tax-favorable treatment, and compliance with ERISA rules and regulations, the Company is in the process of preparing to submit a filing to request the Internal Revenue Service to issue a compliance statement under the Voluntary Correction Program component of the Employee Plans Compliance Resolution System. The Company intends to fully correct any violations, restore to the Plan any losses or profits with interest, and distribute any supplemental benefits owed to eligible participants and beneficiaries, as authorized by the Internal Revenue Service.

6. Administrative Expenses

Legal and accounting fees, insurance expenses and certain administrative expenses relating to the maintenance of Plan records have been paid by the Company for the 2007 and 2006 Plan years. Other administrative expenses were paid by the Plan.

7. Related Party Transactions

At December 31, 2007 and 2006, the Plan had investments in the common stock of Young Broadcasting Inc, at fair value of $1,565,065 and $2,884,543 respectively.

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements (continued)

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2007:

Net assets available for benefits per financial statements	$57,034,431
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(45,351)
Amounts allocated to withdrawing participants	(157)
Net assets available for benefits per Form 5500	$56,988,923

The following is a reconciliation of the Invesco Stable Value Trust fund:

December 31,
2007
Invesco Stable Value Trust at contract value per financial statements	$6,516,453
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(45,351)
Invesco Stable Value Trust at fair value per Form 5500	$6,471,102

The following is a reconciliation of changes in net assets available for benefits for the year ended December 31, 2007:

Net change in assets available for benefits per financial statements	$2,839,280
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	92,649
Less: Amounts allocated to withdrawing participants at end of year	(157)

Add: Amounts allocated to withdrawing participants at beginning of year	1,676
Net change in assets available for benefits per Form 5500	$2,933,448

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007 but not yet paid as of that date.

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements (continued)

9.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10. Subsequent Events

Effective February 11, 2008, the Plan added the Merrill Lynch Retirement Preservation Trust, which replaced the INVESCO Stable Value Trust.  All balances in the INVESCO Stable Value Trust were transferred to the Merrill Lynch Retirement Preservation Trust.

Effective April, 24, 2008, the Plan added the Merrill Lynch Equity Index Trust (Tier I), which replaced the INVESCO 500 Index Trust.  All balances in the INVESCO 500 Index Trust were transferred to the Merrill Lynch Equity Index Trust.

Additionally, effective April 24, 2008, two funds in the Plan became available at share classes with lower expense ratios than the share classes they replaced.  Both the AIM Capital Development Fund and the PIMCO Total Return Fund were switched from A shares to I shares.

Young Broadcasting Inc. 401(k) Plan

Supplemental Schedule

Supplemental Schedule                                                                       EIN: #13-3339681

Plan: #001

Young Broadcasting Inc. 401(k) Plan

Schedule H, Part IV Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Party Involved and Description of Investments	Current Value

PIMCO Total Return	$3,529,885
AIM Large Cap Growth–Investor	6,987,001
Invesco 500 Index Trust	6,911,560
Invesco Stable Value Trust	6,471,102
AIM Capital Development	8,068,470
T Rowe Price Retirement Income	451,673
T Rowe Price Retirement 2010	2,891,640
T Rowe Price Retirement 2020	2,574,746
T Rowe Price Retirement 2030	1,047,134
T Rowe Price Retirement 2040	826,897
T Rowe Price Real Estate	93,796
Alger Small Cap	320,783
American Fund EuroPacific	4,398,132
American Beacon Large Cap	4,013,528
Columbia Small Cap Value Fund	145,119
Oppenheimer Global	4,965,847
Young Broadcasting Inc. Common Stock*	1,565,065
55,262,378
Participant Loans—interest rates ranging from 5.0% to 11.49%, loans maturing through 2036	1,043,101
$56,305,479

*              Indicates Party-In-Interest to the Plan.

The “Cost” column is not applicable as all of the Plan’s investment programs are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:  July 15, 2008

YOUNG BROADCASTING INC. 401(k) PLAN

By:	/s/ James A. Morgan
James A. Morgan, Chairman of Retirement Plan Committee, Plan Administrator

Exhibit Index

Exhibit Number	Description
23.1	Consent of Eisner LLP
23.2	Consent of Ernst & Young LLP